Exhibit 99.1

May 7, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS
FIRST  QUARTER  2014  FINANCIAL  RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s three months ended March 31, 2014.  The full version of the Company’s unaudited condensed interim consolidated financial statements, and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“Compared to the first quarter of 2013, Great Panther achieved 10% production growth, significant reductions in cash costs, and a modest increase in revenues despite significantly lower metal prices”, stated Robert Archer, President and CEO.  “That said, our results were impacted by incursions of illegal miners throughout the quarter, the illegal occupation of our facilities at Guanajuato in March, and lower grades at Guanajuato.”

“While I am extremely grateful for the support and resilience of our employees and contractors during this difficult period, we recognize there is still more work to do to bring the operations at Guanajuato back to an optimal state.  We continued to have challenges with grades at Guanajuato in April, which will impact the financial results of the second quarter, but we expect operational results to markedly improve for the remainder of the year as we return to proper mine sequencing and better grades at Guanajuato.  San Ignacio is on track to commence production in this quarter as planned, and we are maintaining our guidance for overall growth in 2014.”

FIRST QUARTER 2014 FINANCIAL AND OPERATIONAL SUMMARY

Highlights (in 000s except ounces, amounts per share and per ounce)	Q1 2014	Q1 2013	Change
Revenue	$12,880	$12,639	2%
Gross profit (loss) (Earnings from mining operations)	$(418)	$313	(234%)
Net income (loss)	$(602)	$1,276	(147%)
Adjusted EBITDA1	$(545)	$521	(204%)
Operating cash-flow before changes in non-cash working capital	$613	$229	168%
Earnings (loss) per share – basic	$(0.00)	$0.01	(100%)
Earnings (loss) per share – diluted	$(0.00)	$0.01	(100%)
Silver ounces produced	370,668	369,624	0%
Silver equivalent ounces produced 2	667,349	607,501	10%
Silver payable ounces	352,287	339,874	4%
Average realized silver price (USD) 3	$20.22	$29.71	(32%)
Cash cost per silver payable ounce (USD) 1	$13.40	$18.60	(28%)
All-in sustaining cost per silver payable ounce (“AISC”) (USD)1	$24.06	$36.84	(35%)
All-in cost per silver payable ounce (“AIC”) (USD) 1	$27.66	$37.59	(26%)
Ending cash position	$21,660	$20,484	6%
Net working capital	$36,886	$42,203	(13%)

First Quarter 2014 Financial and Operational Highlights (Compared to First Quarter 2013 unless otherwise noted)

•	Throughput totalled 72,631 tonnes, a 4% increase;

•	Processing at Guanajuato included 8,037 tonnes of development ore from San Ignacio;

•	Metal production of 667,349 silver equivalent ounces (“Ag eq oz”) increased 10% and included 52,477 Ag eq oz from San Ignacio;

•	Gold production increased 17% to 3,665 ounces while silver remained steady at 370,668 ounces;

•	Cash cost per silver payable ounce (“cash cost”) decreased 28% to US $13.40;

•	Cash cost per silver payable ounce decreased 30% to US $12.06 at Guanajuato and decreased 26% to US $15.19 at Topia;

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1 “Adjusted EBITDA”, “Cash cost per silver payable ounce”, “AISC” and “AIC” are non-IFRS measures.  Refer to the “Non-IFRS measures” section of this Press Release and to the Company’s MD&A for complete definitions, and reconciliations to the Company’s financial statements.
2 Silver equivalent ounces in 2014 were established using prices of US$18.50 per oz, US$1,200 per oz, US$0.90 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.
3 Average realized silver price is prior to treatment, refining and smelting charges.

•	All-in sustaining cost (“AISC”) and All-in cost (“AIC”) per silver payable ounce decreased 35% and 26%, to US $24.06 and US $27.66, respectively;

•	Revenues totalled $12.9 million, an increase of 2% despite significantly lower average metal prices;

•	Net loss was $0.6 million compared to net income of $1.3 million;

•	Adjusted EBITDA was negative $0.5 million compared to $0.5 million;

•	Operating cash-flow before changes in non-cash working capital increased 168%;

•	Cash and cash equivalents were $21.7 million compared to $21.8 million at December 31, 2013; and

•	Net working capital decreased to $36.9 million from $38.2 million at December 31, 2013.

DISCUSSION OF FIRST QUARTER 2014 FINANCIAL RESULTS

For the three months ended March 31, 2014, the Company earned revenues of $12.9 million compared to $12.6 million for the same period of 2013, an increase of 2%.  The increase was the result of an 11% increase in metal sales on a silver equivalent ounce basis and the appreciation of the USD against the CAD which had the effect of increasing revenue reported in CAD by 12%.  These factors offset a 32% decline in the average realized silver price in USD terms and a similar decline in the gold price.

Cost of sales before non-cash items of $9.6 million (75% of revenue) for the three months ended March 31, 2014 was consistent with $9.5 million (75% of revenue) for the same period in 2013.  Cost of sales did not increase despite an 11% increase in metal sales on a silver equivalent ounce basis due to a reduction in unit production costs.

Gross profit before non-cash items increased 5% to $3.3 million in the first quarter of 2014 compared to the first quarter of 2013.  The increase is the result of an increase in metal sales on a silver equivalent ounce basis and lower unit production costs which together offset the impact of lower realized metal prices.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended March 31, 2014 was $3.6 million compared to $2.7 million for the same period in 2013.  The increase in amortization and depletion expense is due to a reduction of the Measured and Indicated (“M&I”) resource at Guanajuato, based on the updated NI 43-101 Resource report issued in December 2013, and the increase in sales on a silver equivalent ounce basis.  The reduction of the resource has the effect of shortening the amortization period and therefore increasing the amortization expense per unit produced and sold.

Gross loss for the first quarter of 2014 was $0.4 million compared to gross profit of $0.3 million for the first quarter of 2013.  The primary reason for the change was an increase in non-cash amortization and depletion of $0.7 million.

General and administrative expenses were $1.6 million for the three months ended March 31, 2014 compared to $2.0 million for the same period in 2013.  The decrease reflects the impact of cost reductions initiated late in the second quarter of 2013.

Exploration and evaluation, and development expenses were $1.6 million for the three months ended March 31, 2014 compared to $0.6 million for the same period in 2013.  The increase is primarily due to San Ignacio development expenditures of $1.2 million which are being expensed as these did not meet the criteria for capitalization under IFRS.  The Company made the decision to begin development based on internal economic assessments and expects to begin production in the second quarter of 2014.

Finance and other income was $3.2 million for the quarter ended March 31, 2014, compared to $4.4 million for the same period in 2013.  The decrease is primarily attributed to a $0.5 million decrease in foreign exchange gains and $0.7 million in losses and expenditures associated with the illegal occupation of the Guanajuato mine, including the theft of concentrate worth $0.4 million.

A foreign currency gain of $3.8 million was recognized in the first quarter of 2014, compared to a foreign currency gain of $4.3 million for the first quarter of 2013.  The gains are the result of the depreciation of the Canadian dollar against the Mexican peso and US dollar against the Canadian dollar.

The Company recorded an income tax expense of $26,000 for the three months ended March 31, 2014 despite a loss before income tax due to new tax duties which take effect in 2014 under the Mexican reform taxes.  These new taxes were partially offset by recoveries related to pre-tax losses incurred by the Company’s operations in Mexico.  This compares to a $0.8 million expense in the same period in 2013 when the Company reported income before tax.  During the first quarter of 2014, $0.2 million and $0.1 million of Special and Extraordinary duties respectively were recorded in the income statement and accrued for payment in March 2015.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

The net loss for the quarter ended March 31, 2014 was $0.6 million compared to net income of $1.3 million in the comparative quarter of 2013.  Reasons for the increase in net loss include the development expenditures related to San Ignacio, and the additional losses and expenditures related to the illegal occupation of the Guanajuato plant and office premises.  These factors were partly offset by lower general and administrative expenses, and a decrease in tax expense.

Adjusted EBITDA was negative $0.5 million for the three months ended March 31, 2014, compared to adjusted EBITDA of $0.5 million for the same period in 2013.  The decrease in EBITDA primarily reflects the development expenditures made at San Ignacio, and the additional expenditures associated with the illegal occupation of the Guanajuato facilities.

CASH COST AND ALL-IN COSTS

Cash cost per silver payable ounce (“cash cost”) of US $13.40 for the first quarter of 2014 decreased from US $18.60 in the first quarter of 2013, as declines in cash cost were realized at both Guanajuato and Topia.  The improvement in cash cost is attributable to the cost reduction initiatives which reduced site costs per tonne, higher by-product credits from increased gold production at Guanajuato, improved silver grades at Topia, and a decrease in smelting and refining charges.

All-in sustaining cost per silver payable ounce (“AISC”) for the first quarter of 2014 decreased to US $24.06 from US $36.84 in the first quarter of 2013.  The decrease is the result of the decrease in cash costs, sustaining capital expenditures and general and administrative expenditures as a result of cost reduction programs initiated in the second quarter of 2013.

All-in cost per silver payable ounce (“AIC”) for the first quarter of 2014 decreased to US $27.66 from US $37.59 in the first quarter of 2013 as a result of the same factors which reduced AISC.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost, AISC and AIC and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH AND WORKING CAPITAL AT MARCH 31, 2014

At March 31, 2014, the Company had cash and cash equivalents of $21.7 million compared to $21.8 million (including short-term investments) at December 31, 2013.

At March 31, 2014, the Company had working capital of $36.9 million compared to net working capital of $38.2 million at December 31, 2013.  Working capital decreased by $1.3 million due to a comprehensive loss in the period of $1.0 million, an increase in non-current assets of $0.8 million primarily reflecting investments in capital equipment and mine development and capitalized exploration activities.

OUTLOOK

The Company is maintaining its 2014 guidance despite the challenges faced in the first quarter of 2014.  At this time, the Company expects that the second quarter will reflect the impact of resuming normal operations at Guanajuato after the illegal occupation in March and continued grade challenges at the mine in April, some of which is associated with preparation necessary to return the higher grade Guanajuato zones to normal operation.  A return to operations more closely reflecting the results in the fourth quarter of 2013 and the start of production at San Ignacio are expected to put the Company on track for meeting its guidance.

2014 Production and cash cost guidance	Year to date March 31, 2014	2013 Actual	2014 Guidance range
Total silver equivalent ounces	667,349	2,840,844	3,100,000 - 3,200,000
Cash cost per silver payable ounce (USD)1	$ 13.40	$ 13.45	$ 11.00 – $ 12.00
AIC (USD)1	$ 27.66	$ 27.44	$ 20.00 – $ 21.00
AISC (USD)1	$ 24.06	$ 26.26	$ 17.50 – $ 19.50

Overall metal production for 2014 is expected to increase gradually through the year as the San Ignacio mine and mill feed comes on stream.  The project is expected to commence production in the second quarter of 2014 at a rate of about 100 tonnes per day, ramping up to approximately 250 tonnes per day by year-end, and will complement the steady stream of production from the main Guanajuato Mine Complex and the Topia Mine.

The Company expects to invest approximately $10 to $13 million in capital expenditures in 2014.  These investments include the development of the San Ignacio Project, continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Cata Shaft at Guanajuato, and the acquisition of new mining and plant equipment to drive efficiencies and reduce production costs in the future.

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1 “Cash cost per silver payable ounce”, “AISC” and “AIC” are non-IFRS measures. Refer to the “Non-IFRS measures” section of this Press Release and to the Company’s MD&A for complete definitions and reconciliations to the Company’s financial statements.

The Company also plans to perform approximately 16,500 metres of exploration drilling in 2014 to further define resources, look for vein extensions, and test new targets.  Planned drilling for the year consists of 11,000 metres at Guanajuato, 3,500 metres at San Ignacio and 2,000 metres at Topia.

WEBCAST AND CONFERENCE CALL TO DISCUSS FISCAL YEAR 2013 FINANCIAL RESULTS

The Company will hold a live webcast and conference call to discuss the financial results on May 8, 2014, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time.  Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 761 0069
International Toll-Free	+1 212 231 2911
No passcode necessary

Great Panther’s archived webcast can be accessed by visiting the Investors section of the Company’s website at www.greatpanther.com.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to Gross profit before non-cash items, Adjusted EBITDA, Cash cost per silver payable ounce, All-in sustaining cost per silver payable ounce, and All-in cost per silver payable ounce which are non-IFRS measures.  The Company provides these measures as additional information regarding the Company's financial results and performance.  Please refer to the Company's MD&A for the quarter ended March 31, 2014, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within the Americas, with the goal of adding to its portfolio of mineral properties.

All shareholders have the option to receive a hard copy of the Company's financial statements free of charge upon request.  Should you wish to receive Great Panther Silver's Financial Statements in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer President & CEO 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

As at March 31, 2014 and December 31, 2013 (Unaudited)

	March 31,	December 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents	$ 21,660	$ 21,760
Short term investments	31	18
Trade and other receivables	10,623	14,483
Income taxes recoverable	404	570
Inventories	6,931	7,212
Prepaid expenses, deposits and advances	1,461	707
	41,110	44,750
Non-current assets:
Mineral properties, plant and equipment	52,027	51,276
Exploration and evaluation assets	3,317	3,181
Intangible assets	600	665
Deferred tax asset	258	247
	$ 97,312	$ 100,119

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$ 4,140	$ 6,527
Current tax liability	84	-
	4,224	6,527
Non-current liabilities:
Reclamation and remediation provision	2,586	2,440
Deferred tax liability	2,285	2,332
	9,095	11,299

Shareholders’ equity:
Share capital	123,453	123,022
Reserves	8,100	8,532
Deficit	(43,336)	(42,734)
	88,217	88,820
	$ 97,312	$ 100,119

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2014 and 2013 (Unaudited)

	For the three months ended March 31,
	2014	2013

Revenue	$ 12,880	$ 12,639
Cost of sales
Production costs	9,609	9,532
Amortization and depletion	3,634	2,715
Share-based payments	55	79
	13,298	12,326

Gross profit	(418)	313

General and administrative expenses
Administrative expenses	1,553	1,971
Amortization and depletion	83	37
Share-based payments	61	26
	1,697	2,034

Exploration and evaluation expenses
Exploration and evaluation, and development expenses	1,601	641
Share-based payments	16	-
Income (loss) before the undernoted	(3,732)	(2,362)

Finance and other income (expense)
Interest income	81	86
Finance costs	(38)	(9)
Foreign exchange gain	3,774	4,295
Other income (expense)	(661)	27
	3,156	4,399

Income (loss) before income taxes	(576)	2,037

Income tax expense
Current	165	239
Deferred (recovery)	(139)	522
	26	761
Net income (loss) for the period	$ (602)	$ 1,276

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	(432)	604
Change in fair value of available-for-sale financial assets (net of tax)	4	(56)
	(428)	548
Total comprehensive income (loss) for the period	$ (1,030)	$ 1,824

Earnings (loss) per share
Basic	$ (0.00)	$ 0.01
Diluted	$ (0.00)	$ 0.01

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2014 and 2013 (Unaudited)

	Three months ended March 31,
	2014	2013

Cash flows from operating activities
Net income (loss) for the period	$ (602)	$ 1,276
Items not involving cash:
Amortization and depletion	3,717	2,752
Unrealized foreign exchange gains	(3,075)	(4,216)
Income tax (recovery) expense	(139)	522
Accretion on reclamation and remediation provision	38	9
Share-based payments	132	105
Other (income) expense	661	-
Other non-cash items	(97)	(78)
	635	370

Interest received	62	55
Income taxes paid	(84)	(196)
Net cash from operating activities before changes in non-cash working capital	613	229

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	3,880	5,001
Decrease (increase) in income taxes recoverable	166	(7)
Decrease (increase) in inventories	(425)	(320)
Decrease (increase) in prepaid expenses, deposits and advances	(754)	367
Increase (decrease) in trade and other payables	(2,428)	(2,231)
Increase (decrease) in current tax liability	168	394
Net cash from operating activities	1,220	3,433

Cash flows from investing activities:
Additions to intangible assets	-	(143)
Additions to mineral properties, plant and equipment	(2,165)	(3,826)
Proceeds from disposal of plant and equipment	-	5
Net cash used in investing activities	(2,165)	(3,964)

Cash flows from financing activities:
Proceeds from exercise of options	280	10
Net cash from financing activities	280	10

Effect of foreign currency translation on cash and cash equivalents	565	270

Increase (decrease) in cash and cash equivalents	(100)	(251)
Cash and cash equivalents, beginning of period	21,760	20,735
Cash and cash equivalents, end of period	$ 21,660	$ 20,484